

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2010

Russell H. Ellison, M.D.
Chief Executive Officer
Ventrus Biosciences, Inc.

> **Re:** **Ventrus Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 20, 2010**
> **File No. 333-168224**

Dear Dr. Ellison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please update the discussion in your prospectus to the most recent date practicable.

4. Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request

for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

5. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

6. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Cover Page

7. Please revise the reference to possible listing to simply state whether you expect to apply for listing or, if true, that you have applied for listing. In addition, until your listing application is approved, the disclosure should indicate that you have not received approval of your listing application.

Industry and Market Data, page 1

8. We note your statements concerning the lack of any guarantee for the accuracy of third party data, that you have not verified the information contained in the third party sources you have used, and the accuracy of the results and estimates of your research has not been verified by independent sources. One may infer from these statements that you do not take responsibility for information from third parties you include in the prospectus. Please remove this language, or expand the disclosure to clearly state that you are liable for the information in your prospectus.

Company Overview, page 2

9. Please include a separate section describing your business strategy and how you intend to develop and commercialize your proposed products. In this regard, we note you currently have no employees.

10. Please reconcile your reference to your development of VEN 309 and 308 with the fact you have no employees, i.e. how did you "develop" these candidates.

11. Please provide the basis for your statements concerning the size of the global market for gastrointestinal disorders and the number of people in the United States suffering from hemorrhoids, fecal incontinence, and anal fissures, respectively.

12. Please expand the discussion to clarify what portion of the $31 billion market is attributed to each of the specific type of products and services you provide or intend to provide. If you do

not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

13. Please disclose whether and when you filed applications with the FDA for your proposed products.

14. The prospectus summary section should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on the positive attributes of the company. Please balance the current discussion with a discussion of the challenges and risks you face, at least as prominent and detailed as your current discussion of your positive attributes, including a discussion of:
   - The lack of revenues from your development stage operations;
   - The challenges you face to obtain FDA approval of your products;
   - The fact your independent auditors express substantial doubt about your ability to continue as a going concern;
   - Your dependence on third parties; and
   - The fact you have in-licensed all of your product candidates and these licenses can be terminated on short notice if you are unable to make substantial up-front, milestone, and royalty payments.

Iferanserin Ointment, page 2

15. We note your reference to the absence of FDA approved prescription drugs for the treatment of hemorrhoids, conventional hemorrhoid therapies, and the comparison of VEN 309 to placebo. Please expand the discussion to identify the conventional therapies and the comparison, if any, between VEN 309 and conventional therapies or over the counter products.

16. Please state when the SPA was filed with the FDA and the nature of any ongoing discussions or negotiations regarding the SPA.

17. Please expand the discussion to clarify you have licensed the product and from whom the product was licensed. We note you already provide similar disclosure with respect to your other pipeline products.

Diltiazem Cream, page 2

18.   Please clarify whether the uniqueness, if any, of VEN 307 compared to diltiazem cream already prescribed by gastroenterologists is that the VEN 307 is already formulated and/or that VEN 307 includes nitroglycerin. In addition, since diltiazem cream is already available, please discuss whether the product is patentable and has been patented by S.L.A. Pharma AG.

Phenylephrine Gel, page 3

19. Please expand the discussion to briefly describe the options currently available to treat IPAA.

Risk Factors

"We have had negative cash flows from operations…." Page 7

20. Please expand the discussion to indicate the amount of indebtedness you will have after conversion of the $11.9 million of convertible notes, identify the obligors, and explain how they are affiliated with the registrant.

"We have an aggregate of $1,720,165 in principal and accrued interest…." Page 7

21. Please reconcile the statement in this risk factor indicating you intend to negotiate the obligation with the disclosure in the fourth paragraph on page 79 that indicates Paramount Credit Partners has agreed verbally to waive the repayment obligation upon the closing of the offering.

22. We note that if you are unable to renegotiate the maturity date of the indebtedness to Paramount, the obligation will be due when the offering occurs. Please revise the use of proceeds section to provide alternative disclosure to cover the situations where you are able and unable to renegotiate the maturity date.

"Our failure to meet our substantial obligations to our licensors…." Page 8

23. Please expand the discussion to discuss the amount of aggregate clinical and regulatory milestone payments you may be required to make to S.L.A. Pharma.

"Preclinical and clinical trials required for our products are expensive…." page 13

24. We note that one of the factors you cite that may delay the commencement and rate of completion of clinical trials is "the emergence of unforeseen safety issues." If you have identified any safety issues, please revise your disclosure to include an additional risk factor to address the safety issues you have encountered to date in preclinical studies and clinical trials.

"If we lose key management or scientific personnel…." Page 16

25. Please expand your disclosure to state whether you have any non-competition or confidentiality agreements with your current or former employees and whether you intend to obtain such agreements in the future in connection with the hiring and retention of personnel.

"We might be exposed to liability claims associated with the use of hazardous materials and chemicals." Page 19

26. Please expand the disclosure to state whether you currently maintain liability insurance with respect to your use of hazardous materials. If so, briefly describe the potential liabilities that are and are not covered and, if material, the cost of such coverage. If you do not have coverage for the use of hazardous materials, please revise the risk factor discussion to include the lack of coverage for potential contamination expenses.

"Our license with S.L.A. Pharma is subject to termination…." Page 19

27. We note the license may be terminated if this offering is not completed by September 30, 2010. We also note the disclosure that your license may be terminated upon 30 days notice if a third party wishes to enter into an agreement for the products if you have not paid all then required payments under the agreement. Please clarify whether the license agreement can be terminated on the basis of such third party interest even if the offering is completed by September 30, 2010. In addition, please discuss whether you are undergoing, and the current status of, any negotiations to extend the current deadline for completion of the offering. In this regard, we note the probability the offering may not be completed by September 30, 2010.

"If we infringe the rights of third parties…." Page 21

28. To the extent you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please expand the discussion to describe these problems or claims. Similarly, please expand the risk factor on page 19 entitled "A patent has not been issued for VEN 307 and might never be issued" to include specific disclosure of any potential claims regarding infringement of your licensed intellectual property.

"There are interlocking relationships among us and certain affiliates…." Page 21

29. Please expand the discussion to state the approximate percentage Dr. Rosenwald would own in the event the warrants and promissory notes you refer to are exercised or converted.

Use of Proceeds, page 27

30. Please expand the discussion with respect to the first bullet point to indicate the specific amount allocated to Phase III clinical trial, carcinogenicity testing, and the development of new intellectual property, respectively.

31. Please clarify whether you anticipate the amount allocated to Phase III clinical trial is sufficient to complete the Phase III trial.

32. Please clarify whether the carcinogenicity testing is in addition to any testing usually related to Phase III trials. If you have reason to be believe your product poses cancer risks, please expand the risk factor section and business sections to address these risks.

33. Please explain what you mean by the term "developing new intellectual property." For example, are you considering other uses for VEN 309 in addition to the treatment of hemorrhoids, is the "new intellectual property" a reference to the filing and/or receipt of a patent, etc.

34. Please expand the discussion in the second bullet to indicate the specific amount allocated to pay S.L.A. Pharma for your licensing obligations with respect to diltiazem cream and phenylephrine gel, respectively. Please reconcile this discussion with the obligations described in the risk factor entitled "Our failure to meet our substantial obligations to our licensors…." If the phenylephrine gel is VEN 308, so state. In addition, please indicate the amount of proceeds allocated to the development of an improved formulation and preparation of a Phase II clinical trial, respectively. Also, please clarify whether the amount allocated to the Phase II trial is sufficient to complete the Phase II trial.

Capitalization, page 30

35. Please revise the first sentence to state that the table sets forth your cash and cash equivalents as well as your capitalization.

36. Please confirm whether the pro forma information will reflect the effects of the beneficial conversion feature once an estimated offering price has been established.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

37. Please include a caption in this section to address the impact that the material weaknesses over internal controls discussed on page 11 had on the financial reporting process. Please include how the material weaknesses were identified, whether the material weaknesses were corrected and the steps the company has taken to remedy the material weaknesses.

Financial Operations Overview

Critical Accounting Policies

Stock-Based Compensation, page 33

38. Please refer to your disclosure on convertible debt. In a separate caption please disclose your accounting policy for the issuance of convertible debt and warrants issued in connection with debt. Also expand your disclosure to describe how the proceeds from the debt instrument are

allocated between the convertible debt and any detachable free-standing instruments. This comment also applies to your disclosure in Note 2 to the financial statements.

Research and Development Expense, page 34

39. You disclose on page 43 that you are unable to determine the completion costs of your product candidates. However, on page 10 you disclose that "we anticipate that to complete the clinical trial process and commercialize our product candidates will cost approximately $15 million for VEN 307, $15 million for VEN 308 and $40 million for VEN 309". Therefore, please disclose the nature, timing and estimated costs of the efforts necessary to complete VEN 307, VEN 308 and VEN 309.

40. The total amount of research and development payments disclosed in the table on page 34 for VEN 307 and VEN 309 for Q1 2010 is $521,600. Please explain why this amount is higher than research and development expense for the three months ended March 31, 2010 disclosed in the statement of operations of $413,746. Similarly, the amount in the table for YE 2009 is $3,209,147 which is higher than the amount disclosed on the statement of operations for the year ended 2009 of $2,942,992. Please explain and revise the disclosure if necessary.

Liquidity and Capital Resources

41. Please include a discussion of cash used in operating activities and cash provided by financing activities for the three months ended March 31, 2010 compared to March 31, 2009.

Notes Payable, page 36

42. We note the PCP notes will mature upon consummation of this offering. In addition, it appears that the PCP notes will not automatically convert into equity upon completion of the offering. If this is correct, please clarify this aspect of the PCP notes in this section and the "Certain Relationships and Related Transactions" section and describe how you intend to pay off the PCP notes.

Net Cash Used in Operating Activities, page 39

43. Please disclose what the prepaid research and development asset recorded in 2008 represents and whether the amount was paid to a related party or not.

Business
Overview, page 41

44. Please expand the disclosure to include a discussion of the development of your business for at least the past five years. In this regard, we note your formation prior to obtaining the licenses for your principle product candidates, the absence of discussion concerning your

activities prior to the acquisition of such licenses, and the termination and resignation of your executive officers in February 2009. We may have additional comments.

45. In light of the fact you have no employees, please expand your business section to explain the process you employed to develop your licensed products, describing the means by which research has been conducted, studies designed and performed, regulatory filings prepared and clinical results analyzed. For example:
- To the extent the licensed products are developed in-house by company personnel, please so state; and
- To the extent the products are developed by affiliates of the company, are further developed by S.L.A. Pharma, Sam Amer and Company, or other third parties, you should identify the parties, the role and function of these parties in product development and the material terms of these collaboration or other contractual arrangements.

46. Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

- Page 41: "…there are approximately 13 million Americans suffering from hemorrhoids, 9 million from fecal incontinence and over 4 million from anal fissures and total global prescription sales of drugs for all gastrointestinal disorders exceed $31 billion worldwide.
- Page 41: "Anal fissures or small tears or cuts in the skin that line the anus are quite common, affecting nearly 2% of the U.S. adult population.
- Page 42: "In 2009, total global sales of gastrointestinal pharmaceuticals were valued at over $31 billion and are expected to grow at a rate of 0.7% per year. Prescription sales account for the largest percentage of total sales and are valued at nearly $14 billion in the U.S. alone. There are approximately 9,000 active gastroenterologists in the U.S., who directly account for more than $3 billion in annual prescription sales."
- Page 49: "Compounded diltiazem is utilized by thousands of colorectal and gastroenterology specialists each year for the treatment of anal fissures and, according to experts in the field, has greatly reduced the number of surgeries required."

Overview of the gastroenterology marketplace, page 42

47. We note your statement that there are no currently FDA-approved prescription drugs for the market segments for which your proposed products are targeted. Please expand the discussion to tell us the relevance and significance, if any, of the market data you provide for products which do not compete with your proposed products.

Dr. Russell H. Ellison
Ventrus Biosciences, Inc.
August 16, 2010
Page 9

<u>Backgroun on Iferanserin, page 43</u>

48. Please expand the discussion to describe the development efforts, if any, subsequent to Novartis' return of the iferanserin asset to Amer and the 2008 license agreement with Ventrus.

49. We note your reference to increased scrutiny on the safety of Novartis' product. Please clarify whether the safety concerns were related to the product you subsequently licensed from Amer.

<u>Company-sponsored clinical trials, page 44</u>

50. It appears the clinical trials described in this section were conducted by Amer, not Ventrus. Please revise the subsection caption accordingly.

51. We note the references to the development of the S-isomer in the 1990's and the studies conducted subsequent to this development. Please expand the discussion to clarify whether and when the product upon which the VEN 309 license is based was patented and by whom.

52. Please expand the discussion to state when the clinical trials described in this section were completed. Similar information should also be provided in the sections pertaining to the proof of concept study, the early and late Phase II studies, the Phase III study, and the market research studies referred to at the top of page 48.

<u>Iferanserin ointment (VEN 309) development plan, page 47</u>

53. Please expand the discussion to indicate when the end of phase II meeting occurred and when the SPA was submitted. In addition, please disclose whether the SPA has been approved and, if not, the nature of any discussions you have had with the FDA concerning the SPA and any special concerns the FDA has with respect to the study design. Similar information should be provided with respect to any other pending SPAs you may have.

54. Please expand the discussion to explain the term "lifecycle options."

<u>Background on diltiazem, page 49</u>

55. We note the reference to the usage of compounded diltiazem for the treatment of anal fissures. Please indicate the corresponding dollar amount for these prescriptions of compounded diltiazem.

56. Please expand the discussion in the third paragraph of this section to indicate when PBS acquired the rights from S.L.A. Pharma, the consideration paid by PBS for such rights, and the consideration you paid PBS for the same rights. In addition, please clarify the extent to which Ventrus is obligated to pay S.L.A. Pharma's cost related to the E.U. trials.

57. Please expand the discussion to clarify whether and when S.L.A. Pharma patented and developed diltiazem cream for the treatment of anal fissures and when S.L.A Pharma licensed the product to Solvay Pharmaceuticals, Inc.

Summary of studies to date, page 53

58. We note the reference in the previous section to the fact there was no difference in the healing rate between patients receiving diltiazem and those receiving placebo. Since you have now identified pain relief as the preferred clinical endpoint, please clarify whether the S.L.A. Pharma 2004-05 study or other studies considered the rate of pain relief between the patients receiving diltiazem and those receiving placebo.

Diltiazem cream (VEN 307) development plan, page 53

59. Please expand the discussion to indicate how you plan to develop a superior formulation with new intellectual property.

Background on fecal incontinence, page 54

60. Please state the rate of fecal incontinence in adults over 18 years of age as determined by the U.S. study. In addition, please explain the relevance of the studies conducted outside the U.S. and why an average rate was determined to be appropriate.

The IPAA orphan population, page 54

61. Please revise your disclosure in this section to identify the 1987 study and to attribute the statements in the third sentence to the source from which you obtained the information.

Preclinical safety, page 55

62. Please expand the discussion to state when the S.L.A. studies were conducted.

Market research regarding fecal incontinence, page 57

63. Please clarify whether the data provided was net of referrals to avoid multiple counts of the same patient, i.e. primary care physician refers a patient to a gastroenterologist who may, in turn, refer a patient to a colon and rectal surgeon.

License Agreements, page 61

64. Please expand the discussion with respect to each patent underlying the respective licenses to indicate:
   • When the patent was filed;

- In which jurisdiction(s) the patent(s) were filed;
- Whether the patent application is still pending or when the patent was granted;
- The name under which the patent was submitted;
- Whether the licensor or you are responsible for the costs of obtaining the respective patent and the legal defense of the patent; and
- The expiration date of each patent granted.

65. Please clarify whether, although you may incur the costs of pursuing a patent application, the licensors will own the patents for which patent applications are pending.

66. We note you have requested confidential treatment for the royalty rate. Please expand the discussion with respect each royalty payable to disclose the range that the royalty rate fits into within ten percentage points, i.e. single digits, teens, twenties, etc.

67. Please revise the discussion in the first paragraph of this section to indicate to whom the 5% of outstanding shares of the company to be formed by PBS were to be issued.

68. We note that in addition to the monthly fees you have accrued or paid to S.L.A. Pharma, you have made additional payments of $950,000 and are obligated to make additional payments of $1.4 million through February 28, 2011 for a total of $2.35 million. We also note you state the $2.35 million represents reimbursement of past development expenses. Please clarify whether you are obligated to make milestone payments in addition to the monthly payments and the $2.35 million of payments related to past development costs. In this regard, we note the last sentence of the second paragraph of this section and the reference to milestone payments payable to S.L.A. Pharma upon the achievement of certain clinical and regulatory-based milestones.

69. We note the reference on page 61 to accrued development costs and unpaid invoices. Please clarify the extent to which the research and development of the products you licensed from S.L. A. Pharma has continued uninterrupted since mid 2007. If not, please expand the discussion to indicate the period(s) during research and development ceased.

70. Please expand the discussion to disclose the consideration paid by PBS to S.L.A. Pharma for the diltiazem and phenylephrine license and when this consideration was actually paid.

71. Please expand the discussion in this section and/or the legal proceedings section to address in specific detail the patent-related litigation referred to in the risk factor entitled "A patent has not been issued for VEN 307 and might never be issued." The discussion should include, but not be limited to, the parties involved, the background and history of the litigation, and the principle claims and defenses, if any.

72. Please expand the discussion pertaining to the Amer agreement to disclose the range that your royalty rate falls into within a range of ten percentage points, i.e. single digits, teens, twenties, etc. In addition, please disclose whether you obtained the right to any patents or

patent applications and who is obligated to incur the expenses of developing the product. The discussion should also be revised to disclose any other material rights or obligations conferred by the agreement on both the company and Amer.

Employees, page 62

73. We note you have no employees. Please expand your disclosure to describe any consulting agreements, independent contractor arrangements or other means by which you engage personnel to carry out the development of your proposed products. To the extent any of such arrangements are material to your business, please revise the discussion to provide a description of the material terms of each agreement, including, but not limited to, payment provisions, obligations, rights, term and termination provisions. In addition, please file these agreements as exhibits or provide us with a detailed analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-B.

Properties, page 62

74. Please state whether the facilities are suitable and adequate for your activities subsequent to the completion of the offering.

Management, page 63

75. We note the resignation of your executive officers in February 2009 and the apparent absence of directors since at least that time period. Please expand the disclosure in this section and/or the business section to describe your management and business activities since at least February 2009, including how and when the new board was selected.

76. Please expand the discussion to indicate when Messrs. Rowland, Felder, Cohen and Holubiak became directors.

77. We note Mr. Rowland signed Dr. Ellison's consulting and employment agreements in his capacity as chairman of the board of directors. Please advise or revise as appropriate.

78. Please reconcile the statement relative to Mr. Rowland's employment with Ventrus as its chief executive officer from April 2007 through May 2009 with the statement that he resigned in February 2009.

79. Please tell us Mr. Rowland affiliation, if any, with Ventrus or Paramount during the period of May 2009 to May 2010.

80. Please expand the discussion relative to Mr. Rowland's employment with Solvay to clarify, as disclosed on page 55, that Sovay discontinued gastroenterology and women's health projects in 2004. In addition, please clarify whether Mr. Rowland's duties with Sovay

included the development of phenylephrine gel for which licensing rights were subsequently returned to S.L.A. Pharma in 2005.

81. Please tell us why you have consulting agreements instead of employment agreements with Messrs. Rowland and Barrett. In addition, please clarify whether these individuals currently and, if employed by the company, in the future will devote their full time to the company's activities.

82. Since you have no employees and apparently do not conduct your research and development activities, please expand the discussion to describe the specific duties of Messrs. Rowland and Barrett.

Summary Compensation Table, page 65

83. We note your executive officers resigned on February 28, 2009. Please clarify whether the amounts reflected under the salary column are the payments made for the first two months of 2009 or annualized amounts. We may have additional comments.

84. Please tell us whether you had any NEO's after the resignation of Messrs. Rowland, Coyne and Dietrich in February 2009. If so, these individuals should be listed in the executive compensation table. For example, who was the company's CEO during the period of Mr. Rowland's resignation in February or May 2009 and June 2010 when Dr. Ellison assumed that role? Similarly, when did Mr. Barrett become your CFO and was there another CFO during part of 2009? Also, did the company have any scientific or medical officers after the resignations of Messrs. Coyne and Dietrich and do you intend to replace the scientific and medical officers? We may have additional comments.

Certain Relationships and Related Transactions, page 79

85. Please expand the discussion to describe the consulting services provided by Paramount Corporate Development until August 2008. In addition, please disclose who provided such services subsequent to the termination of the agreement.

86. Please expand the discussion to indicate the amount of the April 24, 2008 and July 23, 2008 notes and the how the proceeds, if any, of such notes were utilized. In addition, please state the amount outstanding under each note as of September 29, 2009 and whether this amount is subject to the automatic conversion.

87. Please expand the discussion in the last two sentences of the third paragraph of this section to clarify how the outstanding balance of the 2010 convertible promissory notes was reduced by approximately $1.2 million in March 2010.

88. We note the reference to the December 2008 line of credit with Bank of America. Please explain how the proceeds of the line of credit were utilized.

89. Please update the discussion concerning the Bank of America line of credit.

90. Please file the consulting agreement with Mr. Hofer as an exhibit or provide an analysis as to why the agreement does not need to be filed as an exhibit.

91. Please provide a discussion of the policies and procedures utilized by your board of directors to review and approve related party transactions and the policies and procedures your board will use to review and approve such transactions subsequent to the consummation of the proposed offering.

Financial Statements

Statements of Operations, page F-4

92. If the conversion of your outstanding securities will occur subsequent to the latest balance sheet date and the conversion will result in a material reduction of earnings per share (excluding effects of offering), please present pro forma earnings per share on the face of the income statement for latest year and interim period. Please include footnote disclosure to explain the pro forma information.

Notes to Financial Statements

Note 3 – Related Party Transactions:

Notes Payable, page F-9

93. Please refer to your disclosure regarding the PCP Notes. Revise your disclosure to disclose the number of shares issuable under the warrants and disclose the total principal amount under these notes due and not the amount net of the discount. This comment also applies to your disclosure in Note 3 to the interim financial statements.

94. Please disclose the assumptions used to determine the value of all warrants issued to related parties. This comment also applies to warrants issued in connection with private placements disclosed in Note 8 and the convertible debt disclosed in Note 9.

95. Please provide us an analysis of whether the conversion option for all convertible notes issued should be a derivative liability.

Note 9 – Subsequent Events:

2010 Senior convertible notes, page F-19

96. You disclose that "each 2010 Noteholder also holds a warrant to purchase a number of shares of the Company's common stock equal to 50% of the principal amount of the 2010 Notes purchased by it divided by the IPO Price at a per share exercise price equal to 100% of the IPO Price, subject to adjustment. Each of these warrants will expire and no longer be exercisable after March 31, 2015. Notwithstanding the foregoing, if a Qualified IPO does not occur on or before March 31, 2012, then each warrant will be exercisable for that number of shares of the Company's common stock equal to 70% of the principal amount of the 2010 Note purchased by the original holder divided by $1.00, at a per share exercise price of $1.00". Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

97. Please revise your disclosure to clarify the events that would trigger adjustments to the number of shares of common stock to be received upon exercise of the warrants.

98. Please disclose how you determined the amount of the beneficial conversion feature that will be recorded if a Qualified Financing is completed.

Unaudited Condensed Financial Statements

99. Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Condensed Balance Sheets as of March 31, 2010 (Unaudited) and December 31, 2009

100.   Please disclose in MD&A the reason for the significant increase in other assets as of March 31, 2010. If any one item is greater than ten percent of total assets, please disclose as a separate line item on the face of the balance sheet.

Notes to Unaudited Condensed Financial Statements

Note 3 — Related Party Transactions:

Subsequent Event (2010 Senior Convertible Notes), page F-26

101.   You disclose that the total aggregate principal amount of the 2010 Notes is $5,617,433. Please reconcile this amount with the amounts disclosed on the face of your March 31, 2010 condensed balance sheet.

Note 7 — Private Placements:

2010 Senior convertible notes. Page F-32

102.   Please reconcile your disclosure of the fair value of the warrants issued on page F-33
        with the amount disclosed in the Condensed Statement of Changes in Stockholders'
        Deficiency on page F- 22 and the Supplemental schedule of non-cash financing activities on
        page F-23

Exhibits

103.   We note that exhibits 4.2 through 4.11 are incomplete and unexecuted agreements. Since
        the terms and parties to the agreements are known, please refile completed executed copies
        of the respective documents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander M. Donaldson, Esq.
    W. David Mannheim, Esq.
    Wyrick Robbins Yates & Ponton LLP
    4101 Lake Boone Trail, Suite 300
    Raleigh, North Carolina 27607